UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                   (Amendment No. ______)*

                 Interleukin Genetics, Inc.
____________________________________________________________

                      (Name of Issuer)


           Common Stock, $.001 par value per share
____________________________________________________________

               (Title of Class of Securities)


                          458738101
           ______________________________________
                       (CUSIP Number)


                       August 23, 2006
____________________________________________________________

   (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [  ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                        SCHEDULE 13G

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CUSIP No.: 458738101
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1  NAME OF REPORTING PERSON

        Jeffrey K. Peterson

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                    (b) [_]

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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                         5  SOLE VOTING POWER
                              1,742,600
NUMBER OF SHARES         -----------------------------------

  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                                0
     EACH                -----------------------------------

   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                          1,742,600
     WITH                -----------------------------------

                         8  SHARED DISPOSITIVE POWER
                                           0
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9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   1,742,600
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [   ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    7.17%
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12  TYPE OF REPORTING PERSON
    IN
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                        SCHEDULE 13G

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CUSIP No.: 458738101

Item 1.

     (a)  Name of Issuer:

               Interleukin Genetics, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

               135 Beaver Street
               Waltham, MA  02452

Item 2.

     (a)  Name of Person Filing:

               Jeffrey K. Peterson

     (b)  Address of Principal Business Office or, if none,
	  Residence:

               1707 Waldenmere Street
               Sarasota, FL  34239
     (c)  Citizenship:

               United States Citizen

     (d)  Title of Class of Securities:

               Common Stock, $.001 par value per share (the
               "Common Stock")

     (e)  CUSIP Number:

               458738101

Item 3.

     If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

               As of August 23, 2006: Mr. Peterson was the beneficial owner of 1,742,600 shares of the issuer's Common Stock.

     (b)  Percent of class:

               As of August 23, 2006: The 1,742,600 shares owned by Mr. Peterson constituted 7.17% of the shares outstanding.

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:

               Mr. Peterson has the sole power to vote or direct the vote as to the 1,742,600 shares owned by him.

          (ii) Shared power to vote or to direct the vote:
	       N/A

          (iii)     Sole power to dispose or to direct the
		    disposition of:

               Mr. Peterson has the sole power to dispose or to direct the disposition of the 1,742,600 shares owned by him.

          (iv) Shared power to dispose or to direct the disposition of: N/A

Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

     Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the
Group.

     Not Applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.


                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2006


				/S/ Jeffrey K. Peterson
				__________________________________
                                Jeffrey K. Peterson